Exhibit 99.1

Melco Announces Unaudited Fourth Quarter 2022 Earnings

MACAU, March 01, 2023 (GLOBE NEWSWIRE) — Melco Resorts & Entertainment Limited (Nasdaq: MLCO) (“Melco” or the “Company”), a developer, owner, and operator of integrated resort facilities in Asia and Europe, today reported its unaudited financial results for the fourth quarter and full year ended December 31, 2022.

Total operating revenues for the fourth quarter of 2022 were US$337.1 million, representing a decrease of approximately 30% from US$480.6 million for the comparable period in 2021. The decrease in total operating revenues was primarily attributable to the heightened travel restrictions in Macau and mainland China related to COVID-19 during the quarter which led to softer performance in the rolling chip and mass market table games segments.

Operating loss for the fourth quarter of 2022 was US$199.5 million, compared with operating loss of US$104.4 million in the fourth quarter of 2021.

Melco generated negative Adjusted Property EBITDA(1) of US$6.8 million in the fourth quarter of 2022, compared with Adjusted Property EBITDA of US$94.0 million in the fourth quarter of 2021.

Net loss attributable to Melco Resorts & Entertainment Limited for the fourth quarter of 2022 was US$251.9 million, or US$0.57 per ADS, compared with US$159.9 million, or US$0.34 per ADS, in the fourth quarter of 2021. The net loss attributable to noncontrolling interests was US$42.1 million and US$30.0 million during the fourth quarters of 2022 and 2021, respectively, all of which were related to Studio City, City of Dreams Manila, and the Cyprus Operations.

Mr. Lawrence Ho, our Chairman and Chief Executive Officer, commented, “Our results for the fourth quarter of 2022 continued to be impacted by the travel restrictions imposed across mainland China and Macau. However, we are encouraged by the increased visitation and volume that we have seen since the travel restrictions between mainland China and Macau were relaxed on January 8, 2023. Our recent performance reinforces our belief in the return of pent-up demand and our view that Macau will continue to develop as a leading international destination for entertainment and leisure.

“We are honored to have been awarded a gaming concession to continue to operate in Macau for the next 10 years. We greatly appreciate the consideration given to our proposal and our investment propositions that we believe will continue to build on our existing strengths in entertainment and non-gaming attractions. We pledge our full support to the sustainable and diversified development of the tourism and leisure industry in Macau, and will continue to work with the Macau government, the community, and stakeholders to contribute to the city’s development as a leading global tourism destination.

“Gaming volumes in the Philippines have reached close to pre-pandemic levels, and volumes in Cyprus have exceeded those we had seen pre-pandemic. We are optimistic about continued growth in the Philippines and Cyprus as international travel normalizes.

“In respect to our development projects, we expect Studio City Phase 2 to open in the second quarter of 2023. The first stage of opening is expected to include one of our hotel towers and the indoor water park, which is expected to be the largest of its kind in Asia. The second phase of opening is expected to be in the third quarter. In Cyprus, we have been informed that the Council of Ministers has approved an extension of the deadline to open City of Dreams Mediterranean under the terms of our gaming license to June 30, 2023 and we continue to work with our contractors with a target to open within that timeframe.

“We remain steadfast on reaching our 2030 goals in environmental sustainability. We are monitoring food waste through the Winnow AI technology installed in the employee kitchens and dining areas and continuously adjust menus accordingly. Food waste has reduced by 50% at our employee dining room at City of Dreams Manila due to continued efforts in internal engagement initiatives. Food waste composted on site in both Macau and Manila increased by 30% overall compared to 2021 and usage of the compost for our properties green areas has continued to improve as a result of ongoing adjustments with our landscaping teams. We are also working towards achieving BREEAM certification for the completed construction of Studio City Phase 2 and City of Dreams Mediterranean, following the ‘Excellent’ ratings that we obtained for the design stage of both properties.”

City of Dreams Fourth Quarter Results

For the quarter ended December 31, 2022, total operating revenues at City of Dreams were US$139.2 million, compared with US$244.8 million in the fourth quarter of 2021. City of Dreams generated negative Adjusted EBITDA of US$7.8 million in the fourth quarter of 2022, compared with Adjusted EBITDA of US$49.7 million in the fourth quarter of 2021. The year-over-year decline in Adjusted EBITDA was primarily a result of softer performance in the mass market table games segments, as well as non-gaming operations.

Rolling chip volume was US$850.4 million for the fourth quarter of 2022 versus US$3.12 billion in the fourth quarter of 2021. The rolling chip win rate was 4.47% in the fourth quarter of 2022 versus 1.68% in the fourth quarter of 2021. The expected rolling chip win rate range is 2.85%-3.15%.

Mass market table games drop decreased to US$292.2 million in the fourth quarter of 2022, compared with US$690.9 million in the fourth quarter of 2021. The mass market table games hold percentage was 29.2% in the fourth quarter of 2022, compared with 29.7% in the fourth quarter of 2021.

Gaming machine handle for the fourth quarter of 2022 was US$194.7 million, compared with US$421.6 million in the fourth quarter of 2021. The gaming machine win rate was 4.5% in the fourth quarter of 2022 versus 3.6% in the fourth quarter of 2021.

Total non-gaming revenue at City of Dreams in the fourth quarter of 2022 was US$30.5 million, compared with US$41.6 million in the fourth quarter of 2021.

Altira Macau Fourth Quarter Results

For the quarter ended December 31, 2022, total operating revenues at Altira Macau were US$9.0 million, compared with US$13.3 million in the fourth quarter of 2021. Altira Macau generated negative Adjusted EBITDA of US$9.5 million in the fourth quarter of 2022, compared with negative Adjusted EBITDA of US$0.1 million in the fourth quarter of 2021.

In the mass market table games segment, drop was US$31.9 million in the fourth quarter of 2022 versus US$35.4 million in the fourth quarter of 2021. The mass market table games hold percentage was 20.6% in the fourth quarter of 2022, compared with 28.1% in the fourth quarter of 2021.

Gaming machine handle for the fourth quarter of 2022 was US$40.8 million, compared with US$65.8 million in the fourth quarter of 2021. The gaming machine win rate was 3.0% in the fourth quarter of 2022 versus 3.6% in the fourth quarter of 2021.

Total non-gaming revenue at Altira Macau in the fourth quarter of 2022 was US$2.1 million, compared with US$2.3 million in the fourth quarter of 2021.

Mocha and Other Fourth Quarter Results

Total operating revenues from Mocha and Other were US$19.5 million in the fourth quarter of 2022, compared with US$20.8 million in the fourth quarter of 2021. Mocha and Other generated Adjusted EBITDA of US$1.8 million in the fourth quarter of 2022, compared with Adjusted EBITDA of US$4.8 million in the fourth quarter of 2021.

Mass market table games drop was US$21.0 million in the fourth quarter of 2022 and the mass market table games hold percentage was 19.7% for the fourth quarter of 2022.

Gaming machine handle for the fourth quarter of 2022 was US$372.7 million, compared with US$474.6 million in the fourth quarter of 2021. The gaming machine win rate was 4.2% in the fourth quarter of 2022 versus 4.4% in the fourth quarter of 2021.

Studio City Fourth Quarter Results

For the quarter ended December 31, 2022, total operating revenues at Studio City were US$43.4 million, compared with US$88.2 million in the fourth quarter of 2021. Studio City generated negative Adjusted EBITDA of US$25.3 million in the fourth quarter of 2022, compared with negative Adjusted EBITDA of US$0.1 million in the fourth quarter of 2021. The year-over-year decline in Adjusted EBITDA was primarily a result of softer performance across all gaming segments and non-gaming operations.

Studio City’s rolling chip volume was US$251.4 million in the fourth quarter of 2022 versus US$474.4 million in the fourth quarter of 2021. The rolling chip win rate was 2.70% in the fourth quarter of 2022 versus 1.84% in the fourth quarter of 2021. The expected rolling chip win rate range is 2.85%-3.15%.

Mass market table games drop decreased to US$113.5 million in the fourth quarter of 2022, compared with US$253.5 million in the fourth quarter of 2021. The mass market table games hold percentage was 27.1% in the fourth quarter of 2022, compared with 29.6% in the fourth quarter of 2021.

Gaming machine handle for the fourth quarter of 2022 was US$124.5 million, compared with US$262.4 million in the fourth quarter of 2021. The gaming machine win rate was 2.7% in the fourth quarter of 2022, compared with 2.8% in the fourth quarter of 2021.

Total non-gaming revenue at Studio City in the fourth quarter of 2022 was US$9.6 million, compared with US$17.7 million in the fourth quarter of 2021.

City of Dreams Manila Fourth Quarter Results

For the quarter ended December 31, 2022, total operating revenues at City of Dreams Manila were US$95.2 million, compared with US$83.9 million in the fourth quarter of 2021. City of Dreams Manila generated Adjusted EBITDA of US$23.6 million in the fourth quarter of 2022, compared with Adjusted EBITDA of US$34.6 million in the comparable period of 2021.

City of Dreams Manila’s rolling chip volume was US$940.7 million in the fourth quarter of 2022 versus US$206.3 million in the fourth quarter of 2021. The rolling chip win rate was 1.84% in the fourth quarter of 2022 versus 1.20% in the fourth quarter of 2021. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop increased to US$148.2 million in the fourth quarter of 2022, compared with US$113.2 million in the fourth quarter of 2021. The mass market table games hold percentage was 31.9% in the fourth quarter of 2022, compared with 35.6% in the fourth quarter of 2021.

Gaming machine handle for the fourth quarter of 2022 was US$1.02 billion, compared with US$815.1 million in the fourth quarter of 2021. The gaming machine win rate was 4.7% in the fourth quarter of 2022 versus 5.4% in the fourth quarter of 2021.

Total non-gaming revenue at City of Dreams Manila in the fourth quarter of 2022 was US$24.5 million, compared with US$26.5 million in the fourth quarter of 2021.

Cyprus Operations Fourth Quarter Results

The Company is licensed to operate a temporary casino, which is the first casino in the Republic of Cyprus, and four satellite casinos. Upon the completion and opening of City of Dreams Mediterranean, the Company will continue to operate the satellite casinos while operation of the temporary casino will cease.

Total operating revenues at Cyprus Casinos for the quarter ended December 31, 2022 was US$28.7 million, compared with US$22.4 million in the fourth quarter of 2021. Cyprus Casinos generated Adjusted EBITDA of US$10.5 million in the fourth quarter of 2022, compared with Adjusted EBITDA of US$5.2 million in the fourth quarter of 2021.

Rolling chip volume was US$1.1 million in the fourth quarter of 2022, compared with US$1.3 million in the fourth quarter of 2021. The rolling chip win rate was 16.43% in the fourth quarter of 2022, compared with negative 1.92% in the fourth quarter of 2021. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop was US$38.0 million in the fourth quarter of 2022, compared with US$30.5 million in the fourth quarter of 2021. The mass market table games hold percentage was 24.9% in the fourth quarter of 2022, compared with 20.1% in the fourth quarter of 2021.

Gaming machine handle for the fourth quarter of 2022 was US$392.4 million, compared with US$328.6 million in the fourth quarter of 2021. The gaming machine win rate was 5.0% in the fourth quarter of 2022 versus 5.1% in the fourth quarter of 2021.

Other Factors Affecting Earnings

Total net non-operating expenses for the fourth quarter of 2022 were US$93.9 million, which mainly included interest expenses of US$104.7 million, net of amounts capitalized, partially offset by interest income of US$9.4 million.

Depreciation and amortization costs of US$121.9 million were recorded in the fourth quarter of 2022 of which US$2.9 million related to the amortization expense for our gaming subconcession and US$5.7 million related to the amortization expense for the land use rights.

The negative Adjusted EBITDA for Studio City for the three months ended December 31, 2022 referred to above is US$9.1 million less than the negative Adjusted EBITDA of Studio City contained in the earnings release for Studio City International Holdings Limited (“SCIHL”) dated March 1, 2023 (the “Studio City Earnings Release”). The Adjusted EBITDA of Studio City contained in the Studio City Earnings Release includes certain intercompany charges that are not included in the Adjusted EBITDA for Studio City contained in this press release. Such intercompany charges include, among other items, fees and shared service charges billed between SCIHL and its subsidiaries and certain subsidiaries of Melco. Additionally, Adjusted EBITDA of Studio City included in this press release does not reflect certain intercompany costs related to the table games operations at Studio City Casino.

Financial Position and Capital Expenditures

Total cash and bank balances as of December 31, 2022 aggregated to US$1.99 billion, including US$175.7 million of restricted cash. Total debt, net of unamortized deferred financing costs and original issue premiums, was US$8.41 billion at the end of the fourth quarter of 2022.

Available liquidity, including cash and undrawn revolving credit facilities, as of December 31, 2022, was US$2.06 billion.

Capital expenditures for the fourth quarter of 2022 were US$112.0 million, which primarily related to the construction projects at Studio City Phase 2 and City of Dreams Mediterranean.

Full Year Results

For the year ended December 31, 2022, Melco Resorts & Entertainment Limited reported total operating revenues of US$1.35 billion versus US$2.01 billion in the prior year. The decrease in total operating revenues was primarily attributable to travel restrictions in Macau and mainland China related to COVID-19 during the year as well as the government mandated temporary closure of our casinos in Macau in July which led to softer performance in the rolling chip and mass market table games segments as well as lower non-gaming revenues.

The operating loss for 2022 was US$743.1 million, compared with an operating loss of US$577.5 million for 2021.

Melco generated Adjusted Property EBITDA of US$0.6 million for the year ended December 31, 2022, compared with Adjusted Property EBITDA of US$235.1 million in 2021.

Net loss attributable to Melco Resorts & Entertainment Limited for 2022 was US$930.5 million, or US$2.01 per ADS, compared with net loss attributable to Melco Resorts & Entertainment Limited of US$811.8 million, or US$1.70 per ADS, for 2021. The net loss attributable to noncontrolling interests was US$166.6 million and US$144.7 million for 2022 and 2021, respectively, all of which were related to Studio City, City of Dreams Manila and the Cyprus Operations.

Recent Developments

Since January 8, 2023, travelers arriving in Macau from Mainland China, Hong Kong and Taiwan were no longer required to present negative nucleic acid tests which thereby contributed to a 233% increase in Macau’s gross gaming revenue from MOP3.5 billion in December 2022 to MOP11.6 billion in January 2023 according to data reported by the Gaming Inspection and Coordination Bureau of Macau. In addition, in Macau, from February 27, 2023, masks are not required in outdoor places. However, masks are still required on public transportation (except taxis) and in certain indoor areas, such as medical facilities and elderly homes. Requirement to wear masks has been waived in most private indoor areas by their operators or supervisory entities.

While quarantine-free travel within Greater China has resumed, the pace of recovery remains highly uncertain, and disruptions caused by the COVID-19 outbreak continue to have a material adverse impact on our operations, financial position and future prospects into the first quarter of 2023.

Conference Call Information

Melco Resorts & Entertainment Limited will hold a conference call to discuss its fourth quarter 2022 financial results on Wednesday, March 1, 2023 at 8:30 a.m. Eastern Time (or 9:30 p.m. Singapore Time).

To join the conference call, please register in advance using the below Online Registration Link. Upon registering, each participant will receive the dial-in numbers and a unique Personal PIN which can be used to join the conference.

Online Registration Link:

https://register.vevent.com/register/BI4ecb1896c0e54d0780ee6459f8d58fd4

An audio webcast and replay of the conference call will also be available at http://www.melco-resorts.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Melco Resorts & Entertainment Limited (the “Company”) may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) COVID-19 outbreaks, and the continued impact of its consequences on our business, our industry and the global economy, (ii) risks associated with the newly adopted gaming law in Macau and its implementation by the Macau government, (iii) changes in the gaming market and visitations in Macau, the Philippines and the Republic of Cyprus, (iv) capital and credit market volatility, (v) local and global economic conditions, (vi) our anticipated growth strategies, (vii) gaming authority and other governmental approvals and regulations, and (viii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1)

“Adjusted EBITDA” is net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine parties under the cooperative arrangement (the “Philippine Parties”), land rent to Belle Corporation and other non-operating income and expenses. “Adjusted Property EBITDA” is net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine Parties, land rent to Belle Corporation, Corporate and Other expenses and other non-operating income and expenses. Adjusted EBITDA and Adjusted Property EBITDA are presented exclusively as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses Adjusted EBITDA and Adjusted Property EBITDA as measures of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors.

The Company also presents Adjusted EBITDA and Adjusted Property EBITDA because they are used by some investors as ways to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported Adjusted EBITDA and Adjusted Property EBITDA as supplements to financial measures in accordance with U.S. GAAP. However, Adjusted EBITDA and Adjusted Property EBITDA should not be considered as alternatives to operating income/loss as indicators of the Company’s performance, as alternatives to cash flows from operating activities as measures of liquidity, or as alternatives to any other measure determined in accordance with U.S. GAAP. Unlike net income/loss, Adjusted EBITDA and Adjusted Property EBITDA do not include depreciation and amortization or interest expense and, therefore, do not reflect current or future capital expenditures or the cost of capital. The Company recognizes these limitations and uses Adjusted EBITDA and Adjusted Property EBITDA as only two of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance.

Such U.S. GAAP measurements include operating income/loss, net income/loss, cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other recurring and nonrecurring charges, which are not reflected in Adjusted EBITDA or Adjusted Property EBITDA. Also, the Company’s calculation of Adjusted EBITDA and Adjusted Property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of Adjusted EBITDA and Adjusted Property EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

(2)

“Adjusted net income/loss” is net income/loss before pre-opening costs, development costs, property charges and other and loss on extinguishment of debt, net of noncontrolling interests and taxes calculated using specific tax treatments applicable to the adjustments based on their respective jurisdictions. Adjusted net income/loss attributable to Melco Resorts & Entertainment Limited and adjusted net income/loss attributable to Melco Resorts & Entertainment Limited per share (“EPS”) are presented as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. These measures are used by management and/or evaluated by some investors, in addition to income/loss and EPS computed in accordance with U.S. GAAP, as an additional basis for assessing period-to- period results of our business. Adjusted net income/loss attributable to Melco Resorts & Entertainment Limited and adjusted net income/loss attributable to Melco Resorts & Entertainment Limited per share may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income/loss attributable to Melco Resorts & Entertainment Limited with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

About Melco Resorts & Entertainment Limited

The Company, with its American depositary shares listed on the Nasdaq Global Select Market (Nasdaq: MLCO), is a developer, owner and operator of integrated resort facilities in Asia and Europe. The Company currently operates Altira Macau (www.altiramacau.com), an integrated resort located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated resort located in Cotai, Macau. Its business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company also majority owns and operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated resort in Cotai, Macau. In the Philippines, a Philippine subsidiary of the Company currently operates and manages City of Dreams Manila (www.cityofdreamsmanila.com), an integrated resort in the Entertainment City complex in Manila. In Europe, the Company is currently developing City of Dreams Mediterranean (www.cityofdreamsmed.com.cy) in the Republic of Cyprus, which is expected to be the largest and premier integrated destination resort in Europe. The Company is currently operating a temporary casino, the first authorized casino in the Republic of Cyprus, and is licensed to operate four satellite casinos (“Cyprus Casinos”). Upon the opening of City of Dreams Mediterranean, the Company will continue to operate the satellite casinos while operation of the temporary casino will cease. For more information about the Company, please visit www.melco-resorts.com.

The Company is majority owned by Melco International Development Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited, which is in turn majority owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of the Company.

For the investment community, please contact:

Jeanny Kim

Senior Vice President, Group Treasurer

Tel: +852 2598 3698

Email: jeannykim@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2022	2021	2022	2021
Operating revenues:
Casino	$267,468	$390,659	$1,076,398	$1,676,263
Rooms	27,275	44,666	116,552	157,501
Food and beverage	23,280	25,641	85,518	97,665
Entertainment, retail and other	19,065	19,642	71,509	80,927

Total operating revenues	337,088	480,608	1,349,977	2,012,356

Operating costs and expenses:
Casino	(227,248)	(286,280)	(912,839)	(1,320,882)
Rooms	(11,142)	(12,625)	(46,199)	(49,895)
Food and beverage	(20,909)	(22,758)	(82,000)	(91,533)
Entertainment, retail and other	(5,583)	(6,355)	(22,419)	(29,463)
General and administrative	(120,742)	(100,006)	(423,225)	(426,407)
Payments to the Philippine Parties	(2,016)	(6,102)	(28,894)	(26,371)
Pre-opening costs	(6,670)	(1,383)	(15,585)	(4,157)
Development costs	—	1,302	—	(30,677)
Amortization of gaming subconcession	(2,853)	(14,286)	(32,785)	(57,276)
Amortization of land use rights	(5,672)	(5,695)	(22,662)	(22,832)
Depreciation and amortization	(113,350)	(124,147)	(466,492)	(499,739)
Property charges and other	(20,387)	(6,638)	(39,982)	(30,575)

Total operating costs and expenses	(536,572)	(584,973)	(2,093,082)	(2,589,807)

Operating loss	(199,484)	(104,365)	(743,105)	(577,451)

Non-operating income (expenses):
Interest income	9,433	1,457	26,458	6,618
Interest expenses, net of amounts capitalized	(104,667)	(85,448)	(376,722)	(350,544)
Other financing costs	(957)	(1,080)	(6,396)	(11,033)
Foreign exchange gains, net	1,047	1,516	3,904	4,566
Other income, net	1,217	710	3,930	3,082
Loss on extinguishment of debt	—	—	—	(28,817)

Total non-operating expenses, net	(93,927)	(82,845)	(348,826)	(376,128)

Loss before income tax	(293,411)	(187,210)	(1,091,931)	(953,579)
Income tax expense	(618)	(2,731)	(5,236)	(2,885)

Net loss	(294,029)	(189,941)	(1,097,167)	(956,464)
Net loss attributable to noncontrolling interests	42,088	30,004	166,641	144,713

Net loss attributable to Melco Resorts & Entertainment Limited	$(251,941)	$(159,937)	$(930,526)	$(811,751)

Net loss attributable to Melco Resorts & Entertainment Limited per share:
Basic	$(0.189)	$(0.112)	$(0.669)	$(0.566)

Diluted	$(0.189)	$(0.112)	$(0.669)	$(0.566)

Net loss attributable to Melco Resorts & Entertainment Limited per ADS:
Basic	$(0.566)	$(0.336)	$(2.007)	$(1.698)

Diluted	$(0.566)	$(0.336)	$(2.008)	$(1.698)

Weighted average shares outstanding used in net loss attributable to Melco Resorts & Entertainment Limited per share calculation:
Basic	1,335,283,346	1,428,587,890	1,391,154,836	1,434,087,641

Diluted	1,335,283,346	1,428,587,890	1,391,154,836	1,434,087,641

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars, except share and per share data)

	December 31,	December 31,
	2022	2021
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$1,812,729	$1,652,890
Restricted cash	50,992	285
Accounts receivable, net	55,992	54,491
Receivables from affiliated companies	630	384
Inventories	26,416	29,589
Prepaid expenses and other current assets	119,410	109,330
Assets held for sale	8,503	21,777

Total current assets	2,074,672	1,868,746

Property and equipment, net	5,870,905	5,910,684
Gaming subconcession, net	—	27,065
Intangible assets, net	43,610	51,547
Goodwill	81,606	81,721
Long-term prepayments, deposits and other assets	159,697	177,142
Receivables from an affiliated company	216,333	—
Restricted cash	124,736	140
Deferred tax assets, net	638	4,029
Operating lease right-of-use assets	58,715	68,034
Land use rights, net	670,872	694,582

Total assets	$9,301,784	$8,883,690

LIABILITIES AND (DEFICIT) EQUITY
Current liabilities:
Accounts payable	$6,730	$5,992
Accrued expenses and other current liabilities	809,305	935,483
Income tax payable	11,610	11,913
Operating lease liabilities, current	12,761	16,771
Finance lease liabilities, current	34,959	48,551
Current portion of long-term debt, net	322,500	128
Payables to affiliated companies	761	1,548
Liabilities related to assets held for sale	—	1,497

Total current liabilities	1,198,626	1,021,883

Long-term debt, net	8,090,008	6,559,854
Other long-term liabilities	33,712	30,520
Deferred tax liabilities, net	39,677	41,030
Operating lease liabilities, non-current	55,832	62,889
Finance lease liabilities, non-current	198,291	347,629

Total liabilities	9,616,146	8,063,805

(Deficit) equity:
Ordinary shares, par value $0.01; 7,300,000,000 shares authorized; 1,445,052,143 and 1,456,547,942 shares issued; 1,335,307,327 and 1,423,370,314 shares outstanding, respectively	14,451	14,565
Treasury shares, at cost; 109,744,816 and 33,177,628 shares, respectively	(241,750)	(132,856)
Additional paid-in capital	3,218,895	3,238,600
Accumulated other comprehensive losses	(111,969)	(76,008)
Accumulated losses	(3,729,952)	(2,799,555)

Total Melco Resorts & Entertainment Limited shareholders’ (deficit) equity	(850,325)	244,746
Noncontrolling interests	535,963	575,139

Total (deficit) equity	(314,362)	819,885

Total liabilities and (deficit) equity	$9,301,784	$8,883,690

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net Loss Attributable to Melco Resorts & Entertainment Limited to

Adjusted Net Loss Attributable to Melco Resorts & Entertainment Limited (Unaudited)

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2022	2021	2022	2021
Net loss attributable to Melco Resorts & Entertainment Limited	$(251,941)	$(159,937)	$(930,526)	$(811,751)
Pre-opening costs	6,670	1,383	15,585	4,157
Development costs	—	(1,302)	—	30,677
Property charges and other	20,387	6,638	39,982	30,575
Loss on extinguishment of debt	—	—	—	28,817
Income tax impact on adjustments	(412)	2,144	(1,010)	11
Noncontrolling interests impact on adjustments	(3,015)	(1,284)	(7,796)	(17,469)

Adjusted net loss attributable to Melco Resorts & Entertainment Limited	$(228,311)	$(152,358)	$(883,765)	$(734,983)

Adjusted net loss attributable to Melco Resorts & Entertainment Limited per share:
Basic	$(0.171)	$(0.107)	$(0.635)	$(0.513)

Diluted	$(0.171)	$(0.107)	$(0.636)	$(0.513)

Adjusted net loss attributable to Melco Resorts & Entertainment Limited per ADS:
Basic	$(0.513)	$(0.320)	$(1.906)	$(1.538)

Diluted	$(0.513)	$(0.320)	$(1.908)	$(1.538)

Weighted average shares outstanding used in adjusted net loss attributable to Melco Resorts & Entertainment Limited per share calculation:
Basic	1,335,283,346	1,428,587,890	1,391,154,836	1,434,087,641

Diluted	1,335,283,346	1,428,587,890	1,391,154,836	1,434,087,641

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Operating Loss to Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended December 31, 2022
	Altira Macau	Mocha and Other (3)	City of Dreams	Studio City	City of Dreams Manila	Cyprus Operations	Corporate and Other	Total
Operating (loss) income	$(15,546)	$296	$(87,572)	$(63,343)	$7,620	$3,465	$(44,404)	$(199,484)
Payments to the Philippine Parties	—	—	—	—	2,016	—	—	2,016
Land rent to Belle Corporation	—	—	—	—	467	—	—	467
Pre-opening costs	—	—	—	1,429	—	5,241	—	6,670
Depreciation and amortization	5,153	1,317	59,266	33,585	12,657	1,394	8,503	121,875
Share-based compensation	437	160	7,999	861	912	396	17,184	27,949
Property charges and other	456	36	12,497	2,144	(120)	—	5,374	20,387

Adjusted EBITDA	(9,500)	1,809	(7,810)	(25,324)	23,552	10,496	(13,343)	(20,120)
Corporate and Other expenses	—	—	—	—	—	—	13,343	13,343

Adjusted Property EBITDA	$(9,500)	$1,809	$(7,810)	$(25,324)	$23,552	$10,496	$—	$(6,777)

	Three Months Ended December 31, 2021
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Cyprus Operations	Corporate and Other	Total
Operating (loss) income	$(6,310)	$3,264	$(23,644)	$(37,990)	$9,495	$1,980	$(51,160)	$(104,365)
Payments to the Philippine Parties	—	—	—	—	6,102	—	—	6,102
Land rent to Belle Corporation	—	—	—	—	669	—	—	669
Pre-opening costs	—	—	—	245	—	1,138	—	1,383
Development costs	—	—	—	—	—	—	(1,302)	(1,302)
Depreciation and amortization	5,391	1,279	62,393	33,844	17,138	2,062	22,021	144,128
Share-based compensation	717	238	8,518	1,864	683	391	15,640	28,051
Property charges and other	70	1	2,400	1,901	513	(379)	2,132	6,638

Adjusted EBITDA	(132)	4,782	49,667	(136)	34,600	5,192	(12,669)	81,304
Corporate and Other expenses	—	—	—	—	—	—	12,669	12,669

Adjusted Property EBITDA	$(132)	$4,782	$49,667	$(136)	$34,600	$5,192	$—	$93,973

(3)

Effective from June 27, 2022, the Grand Dragon Casino, which focuses on mass market table games and was previously reported under the Corporate and Other segment, has been included in the Mocha and Other segment

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Operating Loss to Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands of U.S. dollars)

	Year Ended December 31, 2022
	Altira Macau	Mocha and Other (3)	City of Dreams	Studio City	City of Dreams Manila	Cyprus Operations	Corporate and Other	Total
Operating (loss) income	$(66,692)	$4,772	$(309,543)	$(251,946)	$55,365	$3,867	$(178,928)	$(743,105)
Payments to the Philippine Parties	—	—	—	—	28,894	—	—	28,894
Land rent to Belle Corporation	—	—	—	—	2,318	—	—	2,318
Pre-opening costs	—	—	—	2,941	—	12,644	—	15,585
Depreciation and amortization	21,190	5,130	238,752	134,813	58,044	6,259	57,751	521,939
Share-based compensation	1,282	313	20,074	3,090	2,168	923	43,959	71,809
Property charges and other	1,200	76	18,557	5,938	137	3	14,071	39,982

Adjusted EBITDA	(43,020)	10,291	(32,160)	(105,164)	146,926	23,696	(63,147)	(62,578)
Corporate and Other expenses	—	—	—	—	—	—	63,147	63,147

Adjusted Property EBITDA	$(43,020)	$10,291	$(32,160)	$(105,164)	$146,926	$23,696	$—	$569

	Year Ended December 31, 2021
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Cyprus Operations	Corporate and Other	Total
Operating (loss) income	$(78,918)	$10,505	$(75,668)	$(167,162)	$(18,808)	$(12,395)	$(235,005)	$(577,451)
Payments to the Philippine Parties	—	—	—	—	26,371	—	—	26,371
Land rent to Belle Corporation	—	—	—	—	2,848	—	—	2,848
Pre-opening costs	—	—	195	984	—	2,978	—	4,157
Development costs	—	—	—	—	—	—	30,677	30,677
Depreciation and amortization	21,909	5,920	248,523	135,737	70,325	10,648	86,785	579,847
Share-based compensation	1,335	425	15,735	3,838	1,981	741	43,902	67,957
Property charges and other	1,700	204	13,169	6,113	6,245	(379)	3,523	30,575

Adjusted EBITDA	(53,974)	17,054	201,954	(20,490)	88,962	1,593	(70,118)	164,981
Corporate and Other expenses	—	—	—	—	—	—	70,118	70,118

Adjusted Property EBITDA	$(53,974)	$17,054	$201,954	$(20,490)	$88,962	$1,593	$—	$235,099

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net Loss Attributable to Melco Resorts & Entertainment Limited to

Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2022	2021	2022	2021
Net loss attributable to Melco Resorts & Entertainment Limited	$(251,941)	$(159,937)	$(930,526)	$(811,751)
Net loss attributable to noncontrolling interests	(42,088)	(30,004)	(166,641)	(144,713)

Net loss	(294,029)	(189,941)	(1,097,167)	(956,464)
Income tax expense	618	2,731	5,236	2,885
Interest and other non-operating expenses, net	93,927	82,845	348,826	376,128
Property charges and other	20,387	6,638	39,982	30,575
Share-based compensation	27,949	28,051	71,809	67,957
Depreciation and amortization	121,875	144,128	521,939	579,847
Development costs	—	(1,302)	—	30,677
Pre-opening costs	6,670	1,383	15,585	4,157
Land rent to Belle Corporation	467	669	2,318	2,848
Payments to the Philippine Parties	2,016	6,102	28,894	26,371

Adjusted EBITDA	(20,120)	81,304	(62,578)	164,981
Corporate and Other expenses	13,343	12,669	63,147	70,118

Adjusted Property EBITDA	$(6,777)	$93,973	$569	$235,099

Melco Resorts & Entertainment Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended		Year Ended
	December 31,		December 31,
	2022	2021	2022	2021
Room Statistics(4):
Altira Macau
Average daily rate (5)	$96	$109	$97	$110
Occupancy per available room	49%	40%	42%	48%
Revenue per available room (6)	$47	$44	$41	$53
City of Dreams
Average daily rate (5)	$211	$210	$205	$205
Occupancy per available room	28%	47%	27%	53%
Revenue per available room (6)	$59	$99	$56	$109
Studio City
Average daily rate (5)	$100	$131	$111	$123
Occupancy per available room	32%	39%	28%	51%
Revenue per available room (6)	$32	$52	$31	$62
City of Dreams Manila
Average daily rate (5)	$140	$262	$177	$164
Occupancy per available room	96%	92%	95%	76%
Revenue per available room (6)	$134	$241	$167	$124
Other Information(7):
Altira Macau
Average number of table games	91	100	93	101
Average number of gaming machines	166	128	146	121
Table games win per unit per day (8)	$780	$1,084	$737	$1,912
Gaming machines win per unit per day (9)	$81	$199	$116	$201
Mocha and Other(3)
Average number of table games	25	—	25	—
Average number of gaming machines	897	906	935	813
Table games win per unit per day (8)	$1,806	$—	$1,792	$—
Gaming machines win per unit per day (9)	$188	$250	$209	$287
City of Dreams
Average number of table games	442	509	447	511
Average number of gaming machines	675	676	677	572
Table games win per unit per day (8)	$3,036	$5,500	$3,361	$6,690
Gaming machines win per unit per day (9)	$141	$246	$140	$282
Studio City
Average number of table games	277	288	277	290
Average number of gaming machines	671	710	700	645
Table games win per unit per day (8)	$1,477	$3,162	$1,562	$3,306
Gaming machines win per unit per day (9)	$54	$113	$75	$129
City of Dreams Manila
Average number of table games	261	309	274	301
Average number of gaming machines	2,218	2,373	2,266	2,338
Table games win per unit per day (8)	$2,687	$1,504	$2,496	$1,789
Gaming machines win per unit per day (9)	$236	$206	$232	$195
Cyprus Operations
Average number of table games	35	32	35	32
Average number of gaming machines	452	440	454	440
Table games win per unit per day (8)	$2,978	$2,050	$2,190	$1,927
Gaming machines win per unit per day (9)	$472	$411	$394	$388

(4)	Room statistics exclude rooms that were temporarily closed or provided to staff members due to the COVID-19 outbreak

(5)	Average daily rate is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total occupied rooms including complimentary rooms

(6)	Revenue per available room is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available

(7)	Table games and gaming machines that were not in operation due to government mandated closures or social distancing measures in relation to the COVID-19 outbreak have been excluded

(8)

Table games win per unit per day is shown before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

(9)

Gaming machines win per unit per day is shown before non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis